SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Plan Year Ended December 31, 1999




Commission File No. 1-13426


A.  The Sports Authority 401(k) Savings and Profit Sharing Plan

B.  The Sports Authority, Inc.
    3383 N. State Road 7
    Ft. Lauderdale, Florida  33319
    (954) 735-1701

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Sports Authority, Inc., as plan administrator, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                            THE SPORTS AUTHORITY , INC.



Date:  June 28, 2000                        By: /S/ GEORGE R. MIHALKO
                                                --------------------------------
                                                George R. Mihalko
                                                Executive Vice President and
                                                Chief Financial Officer
                                                (Principal Financial Officer)

                       THE SPORTS AUTHORITY 401(k) SAVINGS
                             AND PROFIT SHARING PLAN

                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES

As of December 31, 1999 and 1998 and for the year ended December 31, 1999


                                    Contents

Report of Independent Certified Public Accountants...............................................4

Financial Statements
Statements of Net Assets Available for Benefits..................................................5
Statement of Changes in Net Assets Available for Benefits........................................6
Notes to Financial Statements....................................................................7

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held For Investment Purposes at End of Year............12
Schedule H, Line 4j - Schedule of Reportable Transactions.......................................13

Index to Exhibits...............................................................................14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator
of The Sports Authority 401(k) Savings
and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1999 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1999 financial statements taken as a whole.


                                                           /s/ ERNST & YOUNG LLP


Miami, Florida
June 26, 2000

           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                      December 31,
                                                                               1999                   1998
                                                                     ------------------------- --------------------
Assets
Investments, at fair value                                           $       19,992,759        $       18,045,181

Receivables:
     Contributions from plan participants                                       305,380                   377,296
     Contributions from employer                                                879,855                   937,095
     Other receivables (payables)                                                29,811                    (7,533)
                                                                     ------------------------- --------------------
Total receivables                                                             1,215,046                 1,306,858
                                                                     ------------------------- --------------------
Total assets                                                                 21,207,805                19,352,039

Liabilities

Refund of excess contributions                                                   34,077                    37,264
                                                                     ------------------------- --------------------
Net assets available for benefits                                    $       21,173,728        $       19,314,775
                                                                     ========================= ====================


See accompanying notes.

           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 1999

Additions
Investment income:
     Dividend and interest income                            $        350,608
     Net appreciation in fair value of investments                    129,654
Contributions:
     From plan participants                                         3,807,374
     From employer                                                  2,200,768
Other                                                                 166,369
                                                             -------------------
Total additions                                                     6,654,773

Deductions
Participant withdrawals                                             4,784,780
Administrative fees                                                    11,040
                                                             -------------------
Total deductions                                                    4,795,820
                                                             -------------------
Net increase                                                        1,858,953

Net assets available for benefits at beginning of year             19,314,775
                                                             -------------------
Net assets available for benefits at end of year             $     21,173,728
                                                             ===================

See accompanying notes.

                       THE SPORTS AUTHORITY 401(k) SAVINGS
                             AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements of The Sports Authority 401(k) Savings and Profit Sharing Plan (the "Plan") are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are stated at fair value. The Sports Authority Common Stock is valued at quoted market price. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances which approximate fair value.

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                                                  December 31,
                                                                      --------------------------------------
                                                                            1999               1998
                                                                      ----------------- --------------------
Investments, at fair value:
     The Sports Authority, Inc. Common Stock                          $      1,027,378  $        1,917,090

                                                                                             Year Ended
                                                                                            December 31,
                                                                                                1999
                                                                                        --------------------
Change in net assets:
     Dividend and interest income                                                       $              966
     Net depreciation in fair value of investments                                              (1,901,493)
     Contributions from plan participants                                                          499,318
     Contributions from employer                                                                 1,004,103
     Participant withdrawals                                                                      (492,605)
     Administrative fees                                                                                (1)

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998 is as follows:

                                                              1999               1998
                                                        ----------------- --------------------
Wachovia Bank of Georgia, N.A.:
     AIM Balanced Fund                                  $      5,471,371  $        4,616,454
     Davis New York Venture Fund                               8,015,964           6,693,960
     American Express Trust Company - Income
     Fund I                                                    3,386,502           3,303,448
The Sports Authority, Inc.:
     Common Stock **                                                   *           1,917,090
Participant loans                                                      *             983,887

 *  Investment not greater than 5%.
**  Nonparticipant-directed.

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 1999 as follows:

                   Registered investment companies          $     2,031,147
                   Common stock                                  (1,901,493)
                                                            ------------------
                                                            $       129,654
                                                            ==================

Plan Expenses

Expenses of administering the Plan may be paid by either the The Sports Authority, Inc. (the "Company") or from the funds, except for brokerage fees, transfer taxes and other expenses incident to the operation of a fund which are charged against that fund. For the year ended December 31, 1999, the Company paid all recordkeeper and trustee fees, except for the fees associated with the Managed Income Fund, which were paid from fund assets.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

NOTE 2 - PLAN DESCRIPTION

General

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a voluntary, defined contribution plan, which commenced December 1, 1994. Employees are eligible to participate in the Plan on the first day of the month following attainment of age 21 and performance of 1,000 hours of service within a twelve month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Except as may be limited by applicable Internal Revenue Code regulations, a participant may elect before-tax or after-tax contributions to the Plan through payroll deductions ranging from 1% to 16% of compensation. For any amount the participant contributes up to 6% of compensation, the Company will contribute an amount equal to 50% thereof. All participants are automatically vested in the Company's matching contributions to the Plan.

Effective as of the first day of the following month, a participant may elect to change the amount or form of contributions made to the Plan. The participant may change the percentage allocated to each fund on the existing value as well as future contributions. The participant is also able to change the amount of future contributions made to the Plan.

A participant may elect to discontinue before-tax or after-tax contributions immediately with proper notification. A participant, after previously suspending contributions, may resume contributions without penalty. A participant is permitted to withdraw all or a part of his before-tax contributions only after the withdrawal of any after-tax contributions and either the participant (i) has attained the age of 59 1/2 or (ii) has met the hardship rules as defined in the Plan. In the event of such a withdrawal, all employee contributions and employer matching contributions will be suspended for six months. A participant may elect to withdraw all or a part of his after-tax contributions at any time. A proportionate amount of earnings will be distributed which are taxable and may be subject to a 10% early withdrawal penalty.

A participant may elect to request a loan of his employee contributions. The loan is subject to certain conditions including a minimum loan of $1,000 and a maximum loan not to exceed the lesser of $50,000 or 50% of the participant's vested balance. No more than one loan may be outstanding to any participant at any time. The term of any loan shall range from one year to five years for loans not for the purpose of purchasing a primary residence. Participant loans bear interest at the prime rate.

The Plan also includes a Profit Sharing portion, whereby each participant will receive employer contributions equal to at least one percent of his eligible compensation for each year. The Profit Sharing contribution to the Plan for the year ended December 31, 1999 was $756,427.

Profit Sharing contributions are invested in The Sports Authority Common Stock Fund until a participant is 100% vested. A participant's vesting in the Profit Sharing contributions requires completion of five years of vesting service. One year of vesting service is earned for each calendar year in which an employee has 1,000 or more hours of service. Fully vested participants may direct or transfer their contributions to the various investment funds. Forfeitures of assets in the Profit Sharing portion of the Plan are used to reduce future profit sharing contributions. Forfeitures for the Plan year ended December 31, 1999 were $40,321.

Payment of Benefits Upon Termination

Participation in the Plan automatically terminates when a participant is no longer an employee. Upon termination, the participant's account balance is distributed if the vested value of the participant's account is $5,000 or less. If the vested amount exceeds $5,000, the participant may leave the balance in the plan or request payment. After employment terminates, no additional employee or employer contributions, loans or partial withdrawals are permitted. Upon termination of participation, a full distribution is made of the participant's account. Withdrawals and distributions are paid in cash, except where the participant elects to take the distribution in stock to the extent that the participant's account consists of shares of Company Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 3 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500:

                                                                              As of December 31,
                                                                            1999             1998
                                                                     ---------------------------------
Net assets available for benefits per the financial statements       $    21,173,728  $    19,314,775
Benefits approved but unpaid                                                (412,274)        (184,358)
                                                                     ---------------------------------

Net assets available for benefits per the
     Form 5500                                                       $    20,761,454  $    19,130,417
                                                                     =================================

The following is a reconciliation of the benefits paid per the financial statements to the Form 5500:

                                                                              Year Ended
                                                                             December 31,
                                                                                 1999
                                                                          --------------------
Benefits paid per the financial statements                                $        4,784,780

Amounts allocated on Form 5500 to withdrawn participants at
     December 31, 1998                                                              (184,358)

Amounts allocated on Form 5500 to withdrawn participants at
     December 31, 1999                                                               412,274
                                                                          --------------------

Benefits paid per the Form 5500                                           $        5,012,696
                                                                          ====================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

NOTE 4 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 5 - SUBSEQUENT EVENT

On January 27, 2000 State Street Bank and Trust Company replaced Wachovia Bank of Georgia, N.A., as trustee of the Plan.

                                 THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN
                                                EIN 36-3511120 PLAN NUMBER 001
                     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                                      December 31, 1999
----------------------------------------------------------------------------------------------------------------------------
                                                                  (c)
                            (b)                   Description of Investment Including                         (e)
  (a)    Identity of Issue, Borrower,               Maturity Date, Rate of Interest,      (d)               Current
         Lessor or Similar Party                   Collateral, Par or Maturity Value      Cost               Value
----------------------------------------------------------------------------------------------------------------------------
   *      Wachovia Bank of Georgia, N.A.:      Interest bearing cash                              #       $        323
                                               Wachovia Prime Cash Management Fund                #                125
                                                AIM Balanced Fund                                 #          5,471,371
                                                Davis New York Venture Fund                       #          8,015,964
                                                American Express Trust Company -
                                                  Income Fund I                                   #          3,386,502
                                               United International Growth Fund                   #            342,062
                                               Sound Shore Fund, Inc.                             #            776,790

   *     The Sports Authority, Inc.            Common Stock                           $   5,187,890          1,027,378

         Participant loans                     Interest rates ranging from
                                               7.75% to 9.00%, maturity dates
                                               ranging from one to five years                                  972,244
                                                                                                          ------------------

         Total Assets Held For Investment Purposes                                                        $ 19,992,759
                                                                                                          ==================

*Denotes a party-in-interest to the Plan.
# Cost information is not presented as investment is participant-directed.

                             THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN
                                            EIN 36-3511120 PLAN NUMBER 001
                              SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                         For The Year Ended December 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                     (b)                                             (f)                        (h)
                             Description of Asset                                   Expense                Current Value
            (a)          (including maturity date and     (c)           (d)        Incurred       (g)       of  Asset on      (i)
     Identity of Party       interest rate in case      Purchase      Selling        with       Cost of     Transaction    Net Gain
         Involved                  of a loan)            Price         Price      Transaction    Asset         Date        or (Loss)
------------------------------------------------------------------------------------------------------------------------------------

iii) A series of transactions in excess of 5% of Plan assets:
The Sports Authority, Inc.      Common Stock         $  1,637,339   $      -      $    -     $ 1,637,339     $ 1,637,339  $       -
                                                                     625,558          14       1,618,613         625,558   (993,069)

Column (e) has been excluded as the information is not applicable. There were no category (i), (ii) or (iv) reportable transactions in 1999.

                                INDEX TO EXHIBITS

                                                                 Sequential
Exhibits                                                         Page Number
--------                                                         -----------

23.1     Consent of Ernst & Young LLP                                15